Exhibit (h)(vii)(d)

SUPPLEMENT TO TRANSFER AGENCY INTERACTIVE CLIENT SERVICES AGREEMENT

This Supplement dated as of June 1, 2018 (this “Supplement”) is to the Transfer Agency and Services Agreement dated July 25, 2009 as amended (the “Agreement”), by and between ALPS Fund Services, Inc. and ALPS Series Trust (the “Trust”).

WHEREAS, the Trust and ALPS wish to supplement the Agreement to reflect NSCC settlement account fees to be paid by the Trust, and to reflect movement of settlement amounts and fees related to operating accounts maintained on behalf of the Trust;

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.	ALPS shall cause to be moved to Trust custody accounts, on behalf of each applicable series of the Trust, all Depository Trust Clearing Corporation (“DTCC”) purchase settlements paid into transfer agency demand deposit accounts at Colorado State Bank and Trust (the “Depository Institution”) and recorded in the name of the Trust as beneficial owner, on behalf of each applicable series of the Trust that (i) are maintained in connection with ALPS’ services to the Trust under the Transfer Agency Agreement and (ii) as to which ALPS has authority to make deposits and withdrawals (the “Operating Accounts”). Each movement shall occur the business day after settlement from the DTCC.

2.	Each month, from any earnings credits/interest attributable to amounts held in the Operating Accounts (the “Credits”), ALPS will retain for certain administrative services related to the Operating Accounts, twenty-five percent (25%) of the gross Credit (the “Administration Fee”) and shall apply the remaining portion of the Credit against Depository Institution fees. If Credit further remains, that Credit shall apply to fees for services under the Agreement.

3.	Notwithstanding anything to the contrary in any agreement under which ALPS is authorized, directly or indirectly, to perform for the Trust transfer agency, shareholder servicing agency, or related services, whether as principal, agent or sub-agent, ALPS is hereby authorized and instructed to accept or deposit into the Operating Accounts, (i) all checks and payments received by ALPS from National Securities Clearing Corporation (“NSCC”), an affiliate of DTCC (if NSCC’s services are utilized by the affected Trust), broker-dealers, intermediaries for shareholders or shareholders, and any other sums received by ALPS on behalf of the Client, for investment in Shares of the Trusts while such sums await their crediting to the Trusts and (ii) any amounts received from a custodian for any Trust for payment to an existing or former shareholder.

4.	The Trust shall pay a monthly fee consisting of a pro rata application of consolidated NSCC fees and ALPS service fees for administering the consolidated account, and the Administration Fee for ALPS’ administration of the Operating Account(s) held at the Depository Institution.

5.	The Trust represents and warrants to ALPS that the arrangement described in this Agreement have been approved by a majority of (a) the directors or trustees, as applicable, of the Trust and (b) the trustees of each Trust, including with respect to each Trust, a majority of the disinterested or unaffiliated trustees of any Trust or its affiliates.

6.	Except as specifically set forth herein, all other provisions of the Agreement and the Fee Schedule shall remain in full force and effect. Any items not herein defined shall have the meaning ascribed to them in the Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

CULLEN FUNDS TRUST

By:	/s/ Jeff Battaglia

Name:	Jeff Battaglia

Title:	Treasurer

ALPS FUND SERVICES, INC.

By:	/s/ Jeremy O. May

Name:	Jeremy O. May

Title:	President